WHITE & CASE

Studio Legale Associato a White & Case
Via dell'Annunciata, 7
20121 Milan, Italy

Tel. +39 02 6200 101
Fax +39 02 6200 1099
www.whitecase.com





March 14, 2005

**File Number 82-5126**

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549



Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby send to you the following documentation and information required to be submitted pursuant to the Rule:

A. An English version of the press release dated January 13, 2005 regarding the extension of the shareholders agreement regarding the shares of the Company;

B. An English version of the press release dated January 24, 2005 regarding the confirmation of Fitch rating of the Company;

C. An English version of the press release dated January 27, 2005 communicating to the market a calendar of the major corporate events regarding the Company to take place in 2005;

D. An English version of the press release dated January 28, 2005 regarding a modification of the Company's share capital;

E. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in January 2005;

F. An English version of the communications to the market pursuant to Article 2.6.4 of the Italian Stock Exchange regulation regarding the sale and purchase of shares of the Company carried out by relevant persons (as defined in the Stock Exchange regulation);

G. An English version of the press release dated February 23, 2005 regarding a modification of the Company's share capital;

H. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in February 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being sent herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.




RECD S.E.C.
MAR 1 6 2005
1086

# BANCA CR FIRENZE

Press Release

## BANCA CR FIRENZE
## SHAREHOLDERS AGREEMENT EXTENDED

Ente Cassa di Risparmio di Firenze, BNP Paribas S.A. and Sanpaolo IMI SpA, signatories of the November 15th, 1999 shareholders agreement due to expire on January 13th, 2005, have signed today an addendum whereby the duration of the pact is extended to April 30th, 2005. Till then all other clauses of the agreement remain unchanged.

The number of shares in the shareholders pact respectively accounts for 20.60%, 14.05% and 6.55% of the company share capital.

Florence, January 13th, 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

------------------------------------------------------

B.



# BANCA CR FIRENZE

Press Release

## FITCH CONFIRMS BANK'S RATINGS

Fitch Ratings has affirmed Banca CR Firenze's ratings at Long-Term A- (A minus), Short-term F2, Individual C, and Support 3.

The Outlook remains Stable.

Florence, January 24th, 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it



# BANCA CR FIRENZE

Press release

## 2005 COMPANY EVENTS CALENDAR

In accordance with the Borsa Italiana Spa regulation, listed hereunder are the dates of the company's main events scheduled in 2005.

| Event | Date |
|---|---|
| Board of Directors - Approval of 2004 Annual Report and 2004 Consolidated Report | 21 March |
| Annual General Meeting - Approval of 2004 Annual Report | 28 April |
| Board of Directors - Approval of Consolidated Report as at 31 March, 2005 | 9 May |
| Board of Directors - Approval of 2005 Consolidated Interim Report | 12 September |
| Board of Directors - Approval of Consolidated Report as at 30 September, 2005 | 14 November |

As in the past, the company will not draft the reports for the second and fourth quarter. Consequently, the Interim Report and the Annual Report draft will be released to the public within the seventy-fifth and ninetieth day from the end of each semester.

27 January 2005

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

D.



# BANCA CR FIRENZE

---

## MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

During the period from January 4th to January 24th, 2005 a total of 371,029 shares have been subscribed and fully paid up.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on January 27th 2005.

| | **PRESENT SHARE CAPITAL** | | | **PREVIOUS SHARE CAPITAL** | | |
|---|---|---|---|---|---|---|
| | *Euro* | *Number of shares* | *Face Value* | *Euro* | *Number of shares* | *Face Value* |
| Total *of which* | 647,844,893.16 | 1,136,569,988 | 0.57 | 647,633,406.63 | 1,136,198,959 | 0.57 |
| Ordinary Shares *(full entitlement) Coupon n° 5* | 647,844,893.16 | 1,136,569,988 | 0.57 | 647,633,406.63 | 1,136,198,959 | 0.57 |

Florence, January 28th , 2005



# BANCA CR FIRENZE

E.

## ACQUISITION/SALE OF TREASURY STOCK - JANUARY 2005

| JANUARY 2005 - **Banca CR Firenze (Parent company)** | | | |
|---|---|---|---|
| **Market** | **Acquisition/Sale** | **No. of shares** | **No. of transactions** |
| Milan | A | 2,500 | 1 |
| Milan | S | 2,500 | 4 |



BANCA CR FIRENZE

**COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA**

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° gennaio 2005- 31 marzo 2005 / 1Q 2005

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Egidio Mancini | Qualifica/Position: Direttore Amministrativo/Head of Administration Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

| Data /Date | Operazione / Transaction[1] | Strumento finanziario /Financial instrument [2] | Cod Isin/ Isin Code | Quantità/ Quantity | Prezzo unitario/ Unit price | Controvalore/Value | Fonte/ Source[3] |
|---|---|---|---|---|---|---|---|
| 11/1/2005 | S | AZO | IT0001000725 | 32.188 | 1,225 | 39.430,30 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 11/1/2005 | V | AZO | IT0001000725 | 32.188 | 1,9011 | 61.192,61 | Transazione sul mercato/ Market Transaction |
| 13/1/2005 | S | AZO | IT0001000725 | 34.662 | 1,225 | 42.460,95 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 13/1/2005 | V | AZO | IT0001000725 | 34.662 | 1,905 | 66.031,11 | Transazione sul mercato/ Market Transaction |
| 17/1/2005 | V | AZO | IT0001000725 | 2.000 | 1,975 | 3.950,00 | Transazione sul mercato/ Market Transaction |
| 19/1/2005 | S | AZO | IT0001000725 | 10.000 | 1,225 | 12.250,00 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 19/1/2005 | V | AZO | IT0001000725 | 10.000 | 1,94 | 19.400,00 | Transazione sul mercato/ Market Transaction |
| 26/1/2005 | S | AZO | IT0001000725 | 23.985 | 1,225 | 29.381,63 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 26/1/2005 | V | AZO | IT0001000725 | 23.985 | 1,94 | 46.530,90 | Transazione sul mercato/ Market Transaction |
| | | | | | Sub-TOTALE (A)[4] | 320.627,50 | |

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

| Data / Date | Operazione/ Transaction[v] | Strumento finanziario/ Financia instrument[vi] | Categoria/ Categoriy[vii] | Cod Isin / Isin Code | Strumento finanziario sottostante / Underlying financial instruments [viii] | Investimento/ Disinvestimento effettivo Actual investment/ disinvestment | | | Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment | | | Condizioni/ Features[ix] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Quantità/ Quantity | Prezzo/ Price | Controv/ Value | Quantità/ Quantity | Prezzo/ Price | Controv/ Value | |
| | | | | | | | | | | | | |
| | | | | | | | | | | Sub-TOTALE (B)[x] | | |
| | | | | | | | | | | TOTALE (A) + (B) | 320.627,50 | |

27 gennaio 2005/ January 27th, 2005

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value



BANCA CR FIRENZE

**COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA**

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° gennaio 2005- 31 marzo 2005 / 1Q 2005

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Egidio Mancini | Qualifica/Position: Direttore Amministrativo/Head of Administration Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili

Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

| Data /Date | Operazione / Transaction[1] | Strumento finanziario /Financial instrument[2] | Cod Isin/ Isin Code | Quantità/ Quantity | Prezzo unitario/ Unit price | Controvalore/Value | Fonte/ Source[3] |
|---|---|---|---|---|---|---|---|
| 27/1/2005 | S | AZO | IT0001000725 | 16.015 | 1,225 | 19.618,38 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 27/1/2005 | V | AZO | IT0001000725 | 16.015 | 1,95 | 31.229,25 | Transazione sul mercato/ Market Transaction |
| 2/2/2005 | S | AZO | IT0001000725 | 20.000 | 1,225 | 24.500,00 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 2/2/2005 | V | AZO | IT0001000725 | 20.000 | 1,9376 | 38.752,00 | Transazione sul mercato/ Market Transaction |
| 2/2/2005 | V | AZO | IT0001000725 | 900 | 1,95 | 1.755,00 | Transazione sul mercato/ Market Transaction |
| 8/2/2005 | S | AZO | IT0001000725 | 20.000 | 1,225 | 24.500,00 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 8/2/2005 | V | AZO | IT0001000725 | 20.000 | 1,9332 | 38.664,00 | Transazione sul mercato/ Market Transaction |
| 18/2/2005 | S | AZO | IT0001000725 | 40.000 | 1,225 | 49.000,00 | Esercizio dei diritti di Stock Options/ Stock Options' Exercise |
| 18/2/2005 | V | AZO | IT0001000725 | 40.000 | 1,9352 | 77.408,00 | Transazione sul mercato/ Market Transaction |
| | | | | | Sub-TOTALE (A)[4] | 305.426,63 | |

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

| Data / Date | Operazione/ Transaction[v] | Strumento finanziario/ Financia instrument[vi] | Categoria/ Categoriy[vii] | Cod Isin / Isin Code | Strumento finanziario sottostante / Underlying financial instruments[viii] | Investimento/ Disinvestimento effettivo Actual investment/ disinvestment | | | Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) invest ment/disinvestment | | | Condizioni/ Features[ix] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Quantità/ Quantity | Prezzo/ Price | Controv/ Value | Quantità/ Quantity | Prezzo/ Price | Controv/ Value | |
| | | | | | | | | | | | | |
| | | | | | | | | | | Sub-TOTALE (B)[x] | | |
| | | | | | | | | | | TOTALE (A) + (B) | 305.426,63 | |

21 febbraio 2005/ February 21th, 2005

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistlo / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

G.



# BANCA CR FIRENZE

## MODIFICATION OF THE COMPANY SHARE CAPITAL

Our company announces that the composition of its share capital has changed following the decision of some stock option plan beneficiaries to exercise their right to subscribe newly issued shares, as per the resolution approved by the Board of Directors on October 16th 2000.

During the period from January the 28th to February the 16th, 2005a total of 137,000 shares have been subscribed and fully paid up.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on February the 22th 2005.

| | PRESENT SHARE CAPITAL | | | PREVIOUS SHARE CAPITAL | | |
|---|---|---|---|---|---|---|
| | *Euro* | *Number of shares* | *Face Value* | *Euro* | *Number of shares* | *Face Value* |
| Total *of which* | 647,922,983.16 | 1,136,706,988 | 0.57 | 647,844,893.16 | 1,136,569,988 | 0.57 |
| Ordinary Shares *(full entitlement) Coupon n° 5* | 647,922,983.16 | 1,136,706,988 | 0.57 | 647,844,893.16 | 1,136,569,988 | 0.57 |

Florence, February the 23th, 2005

H.



# BANCA CR FIRENZE

## ACQUISITION/SALE OF TREASURY STOCK - FEBRUARY 2005

| FEBRUARY 2005 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| **Market** | **Acquisition/Sale** | **No. of shares** | **No. of transactions** |
| Milan | A | 137,000 | 66 |
| Milan | S | 10,500 | 13 |